Tel: (949) 379-2600 Fax: (949) 379-2610	90 Discovery Irvine, California 92618 www.geracilawfirm.com

Anthony F. Geraci*

Christina L. Geraci

Sabine Wromar

Amy E. Martinez

Paul J. Sievers

Nema Daghbandan

Dennis R. Baranowski

Jaspreet Kaur

Kevin S. Kim

Melissa C. Martorella

Melissa L. Lucar

Alexa P. Stephenson

Bryan P. Redington

Aruna K. Hatti**

* Admitted in Arizona &New Jersey

**Admitted in New York & Washington D.C. only

March 22, 2018

Era Anagnosti

Eric Envall

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	CF FUND II, LLC, File No. 024-10732

Submission of Revised Offering Circular and Subscription Agreement

Dear Ms. Anagnosti and Mr. Envall:

We are submitting this letter on behalf of our client, CF Fund II, LLC (the “Company”), as a supplement response to the written comments of the staff (“Staff”) of Securities and Exchange Commission (the “Commission”) contained in your letter dated November 21, 2017 (the “SEC Comments Letter”) in connection with the Company’s Offering Statement on Form 1-A. The Securities and Exchange Commission shall be referred to as the “Commission”. In addition, on February 27, 2018, counsel for the Company and the Commission’s Staff further discussed Comment #1 via a telephone conversation, whereas we were informed to supplement our response via a correspondence submission and revise the offering circular (“Offering Circular”) to update the Compensation to Managers and Executive Officers table on pg. 45 of the Company’s offering circular (“Offering Circular”) and to submit a recently dated the Auditor’s consent letter. We were further informed that no additional comments were issued regarding the 15-day subscription period previously discussed with the SEC.

The SEC Comments Letter was provided in response to the Company’s submission of its Offering Statement on Form 1-A. Please find below our response to each item, each line item below directly corresponds to the comment number in the SEC Comments Letter. The response to the comments are arranged by number and into the following sections: (1) Response to General Comments. All capital terms, unless specified otherwise, shall have the same meaning as ascribed to in the SEC Comments Letter.

Response to General Comments

1.	Comment: We note your disclosure in paragraph 3 on page 12 stating that CFI, “in its sole and absolute discretion, may reject, postpone an Investor’s subscription, for any reason.” [emphasis added] In addition, we also note your disclosure under “Subscription Agreements” on page 14 indicating that the company has up to 90 days to accept or reject a subscription and that during that period subscription agreements are “non-cancelable and irrevocable by the Investor and subscription funds are non-refundable for any reason…”

Re: Response to SEC Comments Letter
March 22, 2018

•	While we note your response and revised disclosures in response to comment two, your ability to postpone subscriptions and have a 90-day period to accept or reject them continue to raise concerns that you may be conducting the offering on a delayed basis. In addition, it is unclear whether the 90-day approval period is imposed on every subscription individually, and how this timing will impact your requirement to meet the minimum offering amount in three months.

•	In light of your disclosure in the middle of page 14 that if the acceptance of a noteholder takes longer than 90 days, an investor may request to recover his investment funds, it is unclear how your offering complies with Exchange Act Rule 10b-9(a)(2) which requires, among other things, a prompt refund unless a specified number of units of the security are sold at a specific price within a specified time.

Please provide us with your legal analysis demonstrating how the suspension and delay of the offering in the manner identified above would be consistent with a continuous offering for purposes of compliance with Securities Act Rule 251(d)(3)(i)(F). In addition, please explain how the offering complies with Exchange Act Rule 10b-9, including with respect to prompt refund of amounts due if the minimum threshold is not met within three months. Please revise your disclosures throughout the offering statement as necessary to ensure compliance with the noted rules.

Response: Please note that Staff and counsel for the Company previously addressed and resolved this issue. After the SEC communication on February 27, 2018, the Company has updated the Compensation to Managers and Executive Officers table found on pg. 45 of the Offering Circular to reflect figures for the 2017 calendar year. A clean and redline version of the document is hereby enclosed for your review. In addition, after speaking with New Jersey and Pennsylvania regulators, they indicated that we needed to change the word “approved” to “effectiveness” as it applies to any reference to the state regulators reviewing the offering. This change can be reviewed on pg. 28 of the Offering Circular. The same change was made to the Subscription Agreement.

Please note that as of March 14, 2018, Pennsylvania and New Jersey have issued no comments as it pertains to any of the changes being submitted to the Commission. A PDF file containing such statements from New Jersey and Pennsylvania via electronic email is included as Exhibit – 1 to this letter. Accordingly, pursuant to 17 CFR §230.252(e), the Company hereby requests that the above-referenced Offering Statement be declared qualified effective as of 2:00 p.m. EDT on Tuesday, March 27, 2018.

Re: Response to SEC Comments Letter
March 22, 2018

Please feel free to contact me should you have any questions or require additional documentation.

Thank you in advance for your time. We look forward to hearing from you soon.

Very truly yours,

Melissa L. Lucar, Esq.
Melissa.lucar@geracilawfirm.com
Enclosure

Exhibit 1

3/19/2018	Re: CF Fund II, LLC -Offering Circular and Sub. Agreement

Re: CF Fund II, LLC -Offering Circular and Sub. Agreement

Piesik, Donald [dpiesik@pa.gov]

Sent:Wednesday, March 14, 2018 10:54 AM

To: Melissa Lucar; Delfin Rodriguez [RodriguezD@dca.lps.state.nj.us]

Cc: Kevin Kim; Pang Sia Her

Hi, Melissa.

Del and I have reviewed the amended Offering Circular and Subscription Agreement and are satisfied with all of the edits.

At this point, the offering can move to be cleared in NJ and PA. Please let us know the date of qualification by the SEC. At that point, we can issue our respective clearance letters/orders reflecting that date.

If the Offering Circular is going to be dated, please ensure that the date is the qualification date. Once that is done, could you please forward a "final" version of the offering circular? For PA, a digital copy via email is sufficient. Del can confirm whether he requires a hardcopy or not.

If you have any other questions, please let us know.

Thanks,

Don

From: Melissa Lucar <m.lucar@geracillp.com>

Sent: Monday, March 12, 2018 3:43:16 PM

To: 'Delfin Rodriguez'; Piesik, Donald

Cc: Kevin Kim; Pang Sia Her

Subject: CF Fund II, LLC -Offering Circular and Sub. Agreement

Dear Del and Don,

Hope you had a great weekend. Per our conversation last week, please find attached the redline and clean version of the revised Offering Circular and Subscription Agreement for CF FUND II, LLC.

Please let me know if you have any questions or need any other documents.

Looking forward to hearing from you soon.

Thanks so much,

Melissa

Melissa L. Lucar, Esq.

GERACI LAW FIRM

90 Discovery

Irvine, California 92618

O: (949) 379-2600

D: (949) 535-1452

m.lucar@geracillp.com

3/19/2018	Re: CF Fund II, LLC -Offering Circular and Sub. Agreement

www.geracilawfirm.com

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